Please note that this letter and any other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 11, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Registration No: 811-07959

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of June 4, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 319 to its registration statement.  PEA No. 319 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on April 23, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the American Trust Allegiance Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience, the comments made by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s respective responses.  In addition to responses to the Staff’s comments, the amendment will also include certain non-material changes as appropriate.

In connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC on the Form N-1A registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

2.	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Prospectus Comments

1.
Staff Comment: In the Summary Section – Fees and Expenses, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

2.	Staff Comment: In both Item 4 and Item 9, please consider adding a “value-style investing risk.”

Response:  The Trust has considered this comment and, in conjunction with information received from the Fund’s investment adviser, declines the Staff’s request to add a value-style investment risk.  Value-style investing is not, and has not been, a principal investment strategy of the Fund.

SAI Comments

3.
Staff Comment: In the section titled, “Management – Additional Information Concerning Our Board of Trustees – Board Leadership Structure,” it states that, “The Trust has determined that the Board’s leadership structure is appropriate given the characteristics and circumstances of the Trust.”  Please explain why the Trust feels that the Board’s leadership structure is appropriate given the specific characteristics or circumstances of the Trust.

Response:  The Trust believes that an adequate explanation already exists as to why the leadership structure is appropriate.  Nevertheless, the Trust revises the last two paragraphs of the section as follows to more clearly state the Board’s determination that its structure is appropriate:

“The Chairman of the Board is the Chief Executive Officer of the Trust and a Trustee; he is an “interested person” of the Trust, as defined by the 1940 Act, by virtue of the fact that he is an interested person of Quasar Distributors, LLC, the Trust’s Distributor and principal underwriter.  He is also the President and CEO of the Administrator to the Trust.  The President and Principal Executive Officer of the Trust is not a Trustee, but rather is a senior employee of the Administrator who routinely interacts with the unaffiliated investment advisers of the Trust and comprehensively manages the operational aspects of the Funds in the Trust.  ~~The Trust has determined that it is appropriate to separate the Principal Executive Officer and Board Chairman positions because the day-to day responsibilities of the Principal Executive Officer are not consistent with the oversight role of the Trustees and because of the potential conflict of interest that may arise from the Administrator’s duties with the Trust.~~  The Trust has not appointed a lead Independent Trustee.

~~The Trust has determined that the Board’s leadership structure is appropriate given the characteristics and circumstances of the Trust.~~  The Board reviews its structure annually.    The Trust has determined that it is appropriate to separate the Principal Executive Officer and Board Chairman positions because the day-to day responsibilities of the Principal Executive Officer are not consistent with the oversight role of the Trustees and because of the potential conflict of interest that may arise from the Administrator’s duties with the Trust.  The Board has also determined that the function and composition of the Audit Committee, the Nominating Committee, and the QLCC are appropriate means to address any potential conflicts of interest that may arise from the Chairman’s status as an Interested Trustee. Given the specific characteristics and circumstances of the Trust as described above, the Trust has determined that the Board’s leadership structure is appropriate.”

4.	Staff Comment: In the section titled, “Investment Advisor and Other Services – Portfolio Managers,” please ensure that the numbers provided in the other accounts managed table are accurate.

Response:  The Trust responds by making the necessary corrections to the table.

5.
Staff Comment: Please revise the disclosure regarding portfolio manager compensation in the section titled, “Investment Advisor and Other Services – Portfolio Managers,” to comply with Item 20(b) of Form N-1A, which states that the criteria upon which portfolio manager compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements) is based should be described with specificity.  For example, disclose whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund’s pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund’s portfolio.  For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

Response:  The Trust responds by revising the disclosure to read as follows:

Compensation.  Mr. Collins’ and Mr. Callaghan’s compensation is made up of a fixed salary, bonus and retirement plan, as well as the payment of some healthcare insurance costs.  Occasionally the Portfolio Managers’ salary may be reduced if the Advisor experiences unusual expenses or an interruption in its net income.  There are no performance-based compensation formulas.  Compensation is dependent on the many elements that contribute to overall ~~level of~~ Advisor profitability ~~of the Advisor.~~including new business, employee productivity and cost controls.

If you have any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust